
10030064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Section
MAR 23 2010
Washington, DC
110

SEC FILE NUMBER
8- 47700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJB Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 34th Floor
(No. and Street)

New York (City) NY (State) 10004-2306 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Rothfeld 646-344-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlick Farm Blvd. Woodbury NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig A. Rothfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJB Capital Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Craig A. Rothfeld
Executive Director & CEO
WJB Capital Group, Inc.

Title

GREGORY MALESKI
Notary Public, State of New York
No. 01MA6102178
Qualified in Nassau County
Commission Expires 12/8/11



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholders
WJB Capital Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of WJB Capital Group, Inc. as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

Woodbury, New York
February 26, 2010

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

WJB CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash		$1,153,475
Commissions receivable		2,299,764
Corporate access fees receivable		1,020,900
Clearing deposit		105,087
Due from stockholders		1,819,218
Notes receivable		1,655,032
Property and equipment - net		106,038
Other assets		395,336
Total assets		$8,554,850

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses		$ 856,027
Bank loan payable		1,146,229
Capital leases payable		13,496
Total liabilities		2,015,752
Commitments (see notes)		
Subordinated borrowings		2,795,000
Subordinated borrowings from stockholders		2,500,000
Total subordinated borrowings		5,295,000

Stockholders' Equity

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding		166,000
Additional paid-in capital		1,722,868
Retained earnings exclusive of current year distributions	$ 1,424,830	
Current year distributions	(2,069,600)	
Accumulated deficit		(644,770)
Total stockholders' equity		1,244,098
Total liabilities and stockholders' equity		$8,554,850

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

WJB Capital Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the New York Stock Exchange (NYSE), the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company operates its institutional agency brokerage business from its corporate headquarters, located in the downtown NYC financial district, and its regional offices, located in San Francisco, Phoenix, Denver and Boston.

Since its founding in 1993, WJB Capital has employed a partnership philosophy that focuses on customer-centric trading and execution solutions to the buy-side. WJB offers an extensive suite of global trading and execution services; agency equity and derivative executions, a dedicated corporate access team, macro, technical, derivative, TMT and financial strategists, and comprehensive commission management solutions. WJB operates its own live trading desks for all major U.S. equity and option exchanges as well as in the global market centers of Asia, Australia, Europe, North America, South America, and South Africa. The Company is a party to a clearing agreement with an independent clearing firm (Jefferies & Company, Inc.) where certain customer trade executions are introduced on a fully disclosed basis to be cleared and billed by the clearing firm. Other customer trade executions are invoiced directly by the Company. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue and related expenses on a trade date basis.

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, or life of the lease for leasehold improvements and other leased assets.

The Company provides a selection of third-party securities research and market data services to certain of its customers, the costs of which are defrayed by commission dollars received from those customers. For accounting purposes, the Company records designated soft dollar commissions in gross revenues and simultaneously accrues a corresponding liability that is adjusted for transactions in the customers' soft dollar accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company uses the liability method to determine its estimated income tax expense, which requires that deferred tax assets and liabilities are computed based on the differences between financial reporting and tax basis of assets and liabilities, and are measured using currently enacted tax rates and laws.

Effective January 1, 2009, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes - an interpretation of FASB Statement No. 109," now incorporated in ASC 740, which provide standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The adoption of FIN 48 did not have a material effect on the Company's financial position as of January 1, 2009 or the Company's results of operations and cash flows for the year ended December 31, 2009. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2006.

Fair value

The Company adopted the methods of fair value as described in ASC 820. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels.

Subsequent events

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through February 26, 2010, the date the financial statements were available to be issued. Refer to Note 18.

NOTE 3 - CORPORATE ACCESS FEES RECEIVABLE

One of the services provided by the Company is the arranging of forums in which, under commission sharing arrangements, the customers of other broker-dealers, are provided access to the management of companies being considered for potential investment. Payments from these broker-dealers are, for the most part, settled for the six months ending June 30 and December 31. The Company's policy is to record as a receivable the minimum amounts to which the Company is entitled and is reasonably assured of collection.

NOTE 4 - DUE FROM STOCKHOLDERS

In January 2006, three of the Company's stockholders obtained unsecured loans from the Company in the aggregate amount of $1,920,000. The loans had a three-year term and an interest rate of 4.5% per annum, payable semiannually in arrears, with the principal payable in full at maturity. The principal balance due at December 31, 2008 was $1,679,000.

In January 2009, the three stockholders modified the terms of their respective loans with the Company. The principal amounts were modified by adding accrued interest to the loan balances, the loan maturity dates were extended to January 2014, and the annual rate of interest was reduced from 4.5% to 1.5%. Interest shall accrue and be payable on the maturity date. Each loan will be due and payable upon the occurrence of certain events of default and after a 10-day period to cure.

The aggregate balance due at December 31, 2009 is $1,819,218, which consists of $1,792,333 of principal, and $26,885 of accrued interest.

NOTE 5 - NOTES RECEIVABLE

At December 31, 2008, notes receivable consist of the following:

A $195,032 unsecured loan to an ex-stockholder of the company which was originally evidenced by a January 2006 note, and was then amended in January 2009 to include accrued interest through January 2009 along with the principal balance of the note. The loan matures in January 2014, with an annual interest rate of 1.5%. Interest shall accrue and be payable on the maturity date. The loan will be due and payable upon the occurrence of certain events of default and after a 10-day period to cure.

In December 2009, six of the Company's employees obtained unsecured loans from the Company in the aggregate amount of $1,460,000. The loans have an eight-year term, with one of the loans bearing interest at a rate equal to the lowest rate necessary

to avoid the assessment of "imputed interest" by the IRS (2.64% at December 31, 2009), and at a rate of 1% per annum for the remainder of the loans. A portion of each loan principal balance, along with any accrued interest, will be forgiven over the life of the loan, until the principal and accrued interest thereon is zero. Each loan will be due and payable upon the occurrence of certain events of default and after a 10-day period to cure.

NOTE 6 - PROPERTY AND EQUIPMENT

		Estimated Useful Life
Leasehold improvements	$213,000	Term of lease
Equipment under capital leases	406,983	Term of lease
Furniture and fixtures under capital leases	188,893	Term of lease
	808,876	
Less: Accumulated depreciation and amortization	702,838	
	$106,038	

Depreciation and amortization expense was $64,324 for the year.

NOTE 7 - OTHER ASSETS

Loan receivable - Optifreeze, LLC	$150,000
Prepaid expenses	223,551
Security deposits	21,785
	$395,336

NOTE 8 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Soft-dollar liabilities	$277,712
Accrued expenses	468,555
Deferred rent	109,760
	$856,027

NOTE 9 - BANK LOANS PAYABLE

In September 2009, the Company amended and restated an existing $750,000 loan agreement with M&T Bank. The restated principal balance of $1,200,000 is payable in 60 monthly installments of $23,246 commencing in October 2009. The loan is evidenced by a term note payable bearing interest at the rate of 6% per annum. The note is secured by substantially all of the Company's personal property and fixtures,

and the personal guarantee of two Company stockholders. The balance payable at December 31, 2009 is $1,146,229.

M&T Bank has a right to set off amounts owing under the notes with funds held in deposit at the bank. At December 31, 2009, the Company held cash balances of approximately $1,131,000 at M&T Bank.

Principal maturities of bank loans payable are as follows:

2010	$ 215,946
2011	229,265
2012	243,406
2013	258,418
2014	199,194
Total	$1,146,229

NOTE 10 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2009, are listed below:

Subordinated notes, 10.0 percent, due February 26, 2010	$ 150,000
Subordinated note, 10.0 percent, due June 25, 2010	100,000
Subordinated note, 12.5 percent, due November 27, 2010	100,000
Subordinated notes, 10.0 percent, due November 30, 2010	100,000
Subordinated note, 10.0 percent, due December 8, 2010	50,000
Subordinated notes, 10.0 percent, due December 26, 2010	300,000
Subordinated notes, 25.0 percent, due December 30, 2010	1,000,000
Subordinated note, 10.0 percent, due February 25, 2011	175,000
Subordinated notes, 10.0 percent, due December 29, 2017	320,000
Subordinated notes, 10.0 percent, due April 13, 2018	500,000
Sub total - subordinated borrowings	2,795,000
Subordinated note, 15.0 percent, due December 31, 2012, from Michael Romano	1,000,000
Subordinated notes, 15.0 percent, due February 27, 2019, from Craig Rothfeld and Michael Romano	1,000,000
Subordinated notes, 10.0 percent, due July 29, 2019, from Craig Rothfeld and Michael Romano	500,000
Sub total - subordinated borrowings from stockholders	2,500,000
	$5,295,000

Interest on the notes is payable monthly. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule (the "Rule"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Pursuant to the Rule, a broker-dealer's outstanding subordinated loan principal may not exceed 70% of its debt-equity total for a period in excess of 90 days, or longer in certain circumstances. The debt-equity total is defined as the sum of subordinated loan principal and stockholders' equity in the case of a corporation. For purposes of computing the Company's debt-equity ratio, Craig Rothfeld's and Michael Romano's loans qualify as equity under the Rule, and will continue to be accorded that treatment until twelve (12) months prior to their respective maturities. Accordingly, the Company's debt-equity ratio was 42.74% at December 31, 2009.

Principal maturities of subordinated borrowings are as follows:

Year ending December 31,	
2010	$1,800,000
2011	175,000
2012	1,000,000
2013	--
2014	--
Thereafter	2,320,000
	$5,295,000

NOTE 11 - RELATED PARTY TRANSACTIONS

During October 2002, William J. Bonfanti, Sr., a Company stockholder, obtained a personal bank loan in the amount of $2,000,000, the proceeds of which were contributed to the Company pursuant to an approved Subordinated Loan Agreement. The personal loan is secured by a pledge of all of the stockholders' shares in the Company, an assignment of all of the subordinated loan payments due and payable to Mr. Bonfanti, and the proceeds of a key man life insurance policy payable to the Company. Notwithstanding the pledge of the stockholders' shares in the Company, the stockholders may, absent a default under the personal bank loan, continue to collect and receive all dividends and/or payments payable to the stockholders under the shares and the stockholders shall continue to have the right to vote their shares and to exercise all of the rights of a stockholder of the Company. From 2005 to 2008, Mr. Bonfanti transferred a total of $1,674,000 of his subordinated loan balance to permanent capital. Additional loan principal of $325,046 was transferred to permanent capital in December 2009. These contributions to permanent capital

reflect the amount of proceeds repaid to M&T Bank by Mr. Bonfanti under the terms of his personal bank loan since October 2002. As of December 31, 2009, the loan has been paid in full, and the stock certificates used as collateral have been released by the bank.

Five of the subordinated loan agreements entered into during 2009 were with two of the Company's stockholders, Craig Rothfeld and Michael Romano, who loaned the company aggregate amounts of $750,000 and $1,750,000, respectively. The loans mature at various dates between 2012 and 2019, with interest rates ranging from 10% to 15% per annum.

NOTE 12 - RESTRICTED EQUITY PARTICIPATION PLAN

During 2009, the Company adopted the WJB Capital Group, Inc. Restricted Equity Participation Plan which authorizes the grant of "Participation Units" to employees. Each Participation Unit corresponds to one of the Company's common shares. The holder of a Participation Unit is entitled to a share of any proceeds of a sale and liquidation of the Company's assets in dissolution of the Company corresponding to number one share of the Company's stock. The holder is also entitled to a cash payment whenever a transaction or series of transactions results in a change of control of the Company, as defined. The payment in such case would correspond to the amount that the holder would have received had each Participation Unit been a share of the Company's common stock entitled to share in the proceeds of the transaction or series of transactions. Participation Units have no other rights.

The holders of participation units forfeit their Participation Units upon the cessation of their employment by the Company except that, if the cessation of employment is due to death or to termination without cause, the Participation Units, in substance, continue for twelve months after the separation. If management estimates that it is not probable that dissolution or change of control of the Company will occur then no compensation cost resulting from the grant of the Participation.

A liability is recorded, at each balance sheet date, based on the estimated fair value, at that date, of each outstanding Participation Unit for which management estimates it is probable that it will be outstanding when the dissolution or change of control of the Company occurs. A fraction of the amount so derived is then recorded as a liability. That fraction represents the portion of time that has elapsed from the grant of the Unit until the estimated probable date of an event triggering payment.

Management estimates that it is not probable that dissolution or change of control of the Company will occur soon enough to make it probable that any Participation Units outstanding at December 31, 2009 will be entitled to payment. Consequently no

compensation expense has been recorded for the grant of Participation Units. Because the estimate inherently involves significant uncertainty, when and if a triggering event will occur and which, if any Participation Units will then still be outstanding it is always possible that this estimate can change in the near term causing compensation expense to be recorded.

During the year ended December 31, 2009, the Company granted employees 17.04 Participation Units.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases equipment and five office facilities under leases expiring at various dates through 2015. Rent expense under one of the office leases has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $109,760 at December 31, 2009. Total equipment and office rent expense for the year were $1,768,720 and $658,701, respectively.

Future minimum lease payments as of December 31, 2009 are:

Year ending December 31,	
2010	$1,812,326
2011	1,017,405
2012	328,244
2013	245,115
2014	233,916
Thereafter	116,952
Total	$3,753,958

Letter of credit

In connection with the execution of new office leases in July 2005 and February 2007, the Company's commercial lenders issued irrevocable standby letters of credit in the amounts of $218,316 and $72,017, respectively, in lieu of a tenant cash security deposit in favor of the properties' landlords. The letters of credit are unsecured.

Capital leases

The Company leases all of its furniture, fixtures and equipment under capital leases. Future minimum lease payments under capital leases as of December 31, 2009 are as follows:

Year ending December 31,	
2010	$13,931
Less: Amount representing interest	435
Present value of minimum lease payments	$13,496

NOTE 14 - INCOME TAXES

The Company has elected to be treated as an S corporation for purposes of federal and state corporation tax. As such, all items of income and expense flow through directly to the stockholders on their individual shareholder K-1's at year-end. The Company is subject to the New York City general corporation tax and reports on the cash basis for income tax purposes. The effective tax rate differs from the current statutory rate of 8.85% due primarily to the utilization of net operating loss carryovers and accelerated depreciation.

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash in commercial checking accounts and business saving accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 16 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2009, the Company had regulatory net capital of $2,135,648 which exceeded its requirement of $134,383 by $2,001,265. The ratio of aggregate indebtedness to net capital ratio was .94 to 1.

NOTE 17 - EMPLOYEE BENEFIT PLAN

The Company has established a 401(k) plan for the benefit of its employees. Eligible employees may make voluntary contributions to the Plan subject to statutory and Plan limitations. The Company will match up to 1% of the participant's annual gross compensation, not to exceed the participant's contribution. The Company's contribution to the Plan was $131,818 in 2009.

NOTE 18 - SUBSEQUENT EVENT

The $3,820,000 subordinated loan transactions originating in 2009 were all verbally approved by FINRA during 2009. In February 2010, the Company received written approval on $2,320,000 of the transactions, with written approval pending on the remaining balance of $1,500,000.

WJB CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

WJB CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

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